Exhibit (a)(5)(L)

CONTACTS:
Tim Perrott	Danny Jovic
Investor Relations	Media Relations
561-438-4629	561-438-1594
Tim.Perrott@officedepot.com	Danny.Jovic@officedepot.com

ODP Announces Final Results of Dutch Auction Tender Offer

Boca Raton, Fla., August 15, 2022 – The ODP Corporation (NASDAQ:ODP) (“ODP” or the “Company”), a leading provider of business services, products and digital workplace technology solutions through an integrated B2B distribution platform and omnichannel presence, which includes world-class supply chain and distribution operations, online presence, and approximately 1,000 stores, today announced the final results of its “Dutch auction” tender offer, which expired at 12:00 midnight, New York City time, at the end of the day on August 12, 2022.

Based on the final count by Computershare, Inc. and its wholly owned subsidiary Computershare Trust Company, N.A., the depositary for the tender offer, 14,497 common shares were validly tendered at or below the purchase price of $36.00 per share and not validly withdrawn.

In accordance with the terms and conditions of the tender offer and based on the final count by the depositary, ODP will accept for payment and purchase all shares that were validly tendered for an aggregate purchase price of $521,892.00, excluding fees and expenses relating to the tender offer. These shares represent less than 1% of ODP’s outstanding common shares. The depositary will promptly pay for all shares accepted for purchase. Payment for shares purchased will be made in cash, less any applicable withholding taxes and without interest.

ODP may, in the future, decide to make share repurchases from time to time on the open market or in private transactions, subject to applicable law. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling shareholders in those transactions than the terms of the tender offer.

“Our previously announced tender offer and share repurchase authorization both demonstrate our Board’s commitment to utilizing our balance sheet capacity and free cash flow generation to enhance shareholder value,” said Gerry Smith, chief executive officer of the ODP Corporation. “Following the completion of the tender offer, we have approximately $599 million left on our current share repurchase authorization and we intend to execute upon our share repurchase plans in the coming months depending on market conditions.”

J.P. Morgan Securities LLC is acting as the dealer manager for the tender offer. MacKenzie Partners, Inc. is serving as the information agent and Computershare, Inc. and its wholly owned subsidiary Computershare Trust Company, N.A. is acting as the depositary. Questions regarding the tender offer may be directed to J.P. Morgan Securities LLC at (877) 371-5947 (toll-free).

About The ODP Corporation

The ODP Corporation (NASDAQ:ODP) is a leading provider of business services and supplies, products and digital workplace technology solutions to small, medium and enterprise businesses, through an integrated business-to-business (B2B) distribution platform, which includes world-class supply chain and distribution operations, dedicated sales professionals and technicians, online presence, and approximately 1,000 stores. Through its banner brands Office Depot®, OfficeMax®, ODP Business Solutions™, Varis™ and Grand&Toy®, as well as others, the Company offers its customers the tools and resources they need to focus on their passion of starting, growing and running their business. For more information, visit news.theodpcorp.com and investor.theodpcorp.com.

ODP, ODP Business Solutions and Office Depot are trademarks of The Office Club, Inc. OfficeMax is a trademark of OMX, Inc. Varis is a trademark of Varis, LLC. Grand&Toy is a trademark of Grand & Toy, LLC in Canada. ©2022 Office Depot, LLC. All rights reserved. Any other product or company names mentioned herein are the trademarks of their respective owners.

FORWARD LOOKING STATEMENTS

This communication may contain forward-looking statements, including regarding the consummation of the tender offer and payment for shares purchased in the tender offer. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations, cash flow or financial condition, the potential impacts on our business due to the unknown severity and duration of the COVID-19 pandemic, or state other information relating to, among other things, the Company, based on current beliefs and assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “expectations”, “outlook,” “intend,” “may,” “possible,” “potential,” “predict,” “project,” “propose” or other similar words, phrases or expressions, or other variations of such words. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of the Company’s control. There can be no assurances that the Company will realize these expectations or that these beliefs will prove correct, and therefore investors and stakeholders should not place undue reliance on such statements.

Factors that could cause actual results to differ materially from those in the forward-looking statements include those described in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and the tender offer statement on Schedule TO relating to the tender offer, filed with the U.S. Securities and Exchange Commission. The Company does not assume any obligation to update or revise any forward-looking statements.